                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 Teligent, Inc.
      -------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 Par Value
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87959Y 10 3
      -------------------------------------------------------------------
                                 (CUSIP Number)

                               Joyce J. Mason, Esq.
                          General Counsel and Secretary
                                 IDT Corporation
                                520 Broad Street
                            Newark, New Jersey 07102
                                 (973) 438-1000
       -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 6, 2001
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                         (Continued on following pages)
                               (Page 1 of 6 pages)


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                                  SCHEDULE 13D
-------------------------                         -----------------------------
CUSIP No. 87959Y 10 3                                Page   2   of   6   Pages
          -----------                                     -----    -----
-------------------------                         -----------------------------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     IDT Corporation
     22-3415036

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds
     AF


5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization
     Delaware


                         7.   Sole Voting Power
                              0

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 25,262,741

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              0

     With
                         10.  Shared Dispositive Power
                              25,262,741


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     25,262,741


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11
     54.4%


14.  Type of Reporting Person
     CO

                                  SCHEDULE 13D
-------------------------                         -----------------------------
CUSIP No. 87959Y 10 3                                Page   3   of   6   Pages
          -----------                                     -----    -----
-------------------------                         -----------------------------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     IDT Investments Inc.
     88-0469107

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds
     OO


5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization
     Nevada


                         7.   Sole Voting Power
                              0

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 25,262,741

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              0

     With
                         10.  Shared Dispositive Power
                              25,262,741


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     25,262,741


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11
     54.4%


14.  Type of Reporting Person
     CO

                                  SCHEDULE 13D
-------------------------                         -----------------------------
CUSIP No. 87959Y 10 3                                Page   4   of   6   Pages
          -----------                                     -----    -----
-------------------------                         -----------------------------


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Howard S. Jonas


2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds
     N/A


5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization
     United States


                         7.   Sole Voting Power
                              0

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 25,262,741

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              0

     With
                         10.  Shared Dispositive Power
                              25,262,741


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     25,262,741


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11
     54.4%


14.  Type of Reporting Person
     IN

         Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Amendment No. 2 (this "Amendment") to the Schedule 13D originally filed by IDT Corporation, IDT Investments Inc. and Howard S. Jonas on April 30, 2001 with the Securities Exchange Commission (the "SEC"), as amended by Amendment No. 1 filed with the SEC on May 4, 2001, relating to the Class A common stock, par value $0.01 per share (the "Issuer Class A Common Stock"), of Teligent, Inc., a Delaware corporation (the "Issuer"). In this Amendment, the undersigned amend and restate the entire text of the seventh paragraph of Item 3 and supplement the text of Item 4.

 Item 3.   Source and Amount of Funds or other Consideration.

           The closing of the HMTF Exchange occurred on June 6, 2001.

Item 4.    Purpose of Transaction.

           Add the following as a separate paragraph after the fourth paragraph of Item 4:

           On May 25, 2001, Mr. Jonas resigned from the board of directors of the Issuer.


                                Page 5 of 6 Pages

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                                    SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:

June 7, 2001                        IDT CORPORATION


                                    By: /s/ Howard S. Jonas
                                        ------------------------------------
                                        Name:  Howard S. Jonas
                                        Title: Chairman of the Board and
                                               Chief Executive Officer


June 7, 2001                        IDT INVESTMENTS INC.


                                    By: /s/ Howard Millendorf
                                        ------------------------------------
                                        Name:  Howard Millendorf
                                        Title: President



                                        /s/ Howard S. Jonas
                                        ------------------------------------
                                        Howard S. Jonas




                                Page 6 of 6 Pages